

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2015

Ms. Joelyn Alcantara
President
Line Up Advertisement, Inc.
2108 Santolan St. San Antonio Village,
Makati City, Philippines

> **Re:** **Line Up Advertisement, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2014**
> **Filed July 29, 2014**
> **File No. 333-182566**

Dear Ms. Alcantara:

We issued a comment to you on the above captioned filing on February 25, 2015. As of the date of this letter, the comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to the comment by April 3, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Christie Wong, Staff Accountant, at (202)551-3684, Robert S. Littlepage, Accountant Branch Chief, at (202)551-3361 or Carlos Pacho, Senior Assistant Chief Accountant, at (202)551-3835 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director